TERMINATION AND MUTUAL RELEASE AGREEMENT

This Termination and Mutual Release Agreement is made, entered into and effective this 15th day of September, 2022 between CareClix Holdings, Inc., a Florida corporation ("CareClix") and Life on Earth, Inc., a Delaware corporation. ("LFER")

WHEREAS, CareClix and LFER previously entered into a Stock Purchase Agreement dated December 17, 2021 and a Management Operating Agreement dated December 31, 2021 (together the "Agreement") and each of CareClix and LFER commenced their obligations and undertakings under the Agreement; and

WHEREAS, LFER is in default of its obligations and undertakings in the Agreement, including an obligation to prepare and file a registration statement for the common shares of LFER and to have the registration statement declared effective by the SEC on or before May 31, 2022; and

WHEREAS, the Agreement provides that if the required registration statement is not declared effective by May 31, 2022, then the acquisition transaction proposed in the Agreement terminated automatically and each party to the Agreement released the other party and its representatives from any further obligation or liability derived from the Agreement; and

WHEREAS, CareClix and LFER now wish to memorialize the termination of the Agreement and all obligations and undertakings of each to the other thereunder;

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are expressly agreed to and confirmed by each, CareClix and LFER hereby agree as follows:

1.   The Agreement terminated automatically effective May 31, 2022 by its terms and neither CareClix nor LFER shall have any remaining or further obligations, undertakings, or liabilities to the other arising from, out of, or relating to the Agreement, except for a promissory note or notes in the total amount of $128,432 owed by LFER to CareClix for funds advance to or for LFER for operating expenses.

2.   Each of CareClix and LFER hereby release, discharge and acquit the other as well as the affiliates, officers, directors and consultants of the other, from any and all claims, debts, fees, commissions, obligations, undertakings and liabilities now existing or hereafter arising based on, derived from or related to the Agreement or to the operations of LFER.

3,   All notices, demands, or requests of any kind that either party may be required or desires to issue to the other party pursuant to this Termination and Mutual Release Agreement shall be in writing and delivered by (a) overnight or express courier service, (b) registered or certified mail, <u>or</u> (b) e-mail message. Notice shall be deemed received upon personal delivery of e-mail or two days after mailing.

All notices shall be `CareClix::

CareClix Holdings, Inc.
1270 N. Wickham Road, Suite 13-1019
Melbourne, FL 32935

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Attn:       Charles O. Scott
Email:      mrscott@CareClix.com
Phone:      321-223-2670

With a copy to legal@careclix.com
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If to LFER:

```
Ife on Earth, Inc.
Attn:       President
Email:      legal@lifeonearrthinc.com
Phone:      (TBD)
```

4.   The parties hereto each represent and warrant, with respect to itself, that this Termination and Mutual Release Agreement has been duly executed and delivered on its behalf and constitutes the legal, valid, and binding agreement and obligation of such party.

5.   This Termination and Mutual Release Agreement may be executed electronically in two or more counterparts, all of which together shall be considered a single instrument.

6.   This Termination and Mutual Release Agreement may be amended or modified only by written instrument duly executed and delivered by all the parties hereto.

7.   The invalidity or unenforceability of any provision of this Termination and Mutual Release Agreement shall not affect the validity or enforceability of any other provision of this Termination and Mutual Release Agreement, which shall remain in full force and effect. This Termination and Mutual Release Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings (both written and oral) of the parties, including the Agreement and all exhibits thereto.

8.   This Termination and Mutual Release Agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to the conflicts of law provisions thereof. Each party irrevocably (i) agrees that any controversy, lawsuit or other legal proceeding arising out of or relating to this Termination and Mutual Release Agreement or the breach thereof ("Claim"), shall be settled by binding arbitration under rules of the American Arbitration Association in Melbourne, Florida; (ii) waives any objection it may have to the laying of venue of any such Claim and any assertion that such Claim has been brought in an inconvenient forum; and (iii) waives any right to trial by jury with respect to any Claim arising out of this Termination and Mutual Release Agreement or any of the matters contemplated hereby.

9.   If any party to this Termination and Mutual Release Agreement brings a legal action against another party, directly or indirectly, based on this Termination and Mutual Release Agreement, the Agreement, or the matters covered hereby, the prevailing party shall be entitled to recover, in addition to any other appropriate amounts, its reasonable costs and

expenses in connection with the proceeding, including without limitation, reasonable attorney's fees and expenses, and arbitration costs.

Signed, sealed and delivered by or an behalf of the parties as of the date set forth above.

LIfe on Earth, Inc.

By: _____
Charles O. Scott
Chairman and CEO, Director.

CareClix Holdings, Inc.

By: _____
Charles O. Scott
Chairman and CEO